EXHIBIT (e)(5)

RELOCATION AGREEMENT

September 19, 2005

Revised September 28, 2005

Whereas Biosite Inc. (“Biosite” or “Company”) wishes to offer employment to Robert Anacone (“Candidate”), and such employment will involve a relocation of Candidate to the San Diego, California area, Biosite and Candidate have entered into the following Agreement.

1. Biosite offers to Candidate a Relocation Package (“Relocation Package”) that consists of the following:

A.	Moving expenses for your personal belongings to cover the cost of moving your household to San Diego. This will be limited to an airline ticket for you and your family to fly to San Diego from the Boston area or mileage should you choose to drive, the reasonable cost of transporting your personal belongings to San Diego and up to 30 days of storage. These expenses must be approved in advance and will be paid for directly by Biosite on your behalf.

B.	Additional costs associated with your relocation. In addition to the expenses outlined above, Biosite will reimburse you for up to $40,000.00 in expenses associated with your move to San Diego. These expenses will be paid for by you and reimbursed upon submittal and approval of appropriate receipts and documentation. Please see the Relocation Guidelines for further delineation of allowable expenses.

C.	Mortgage Allowance (“Allowance “): the Company will provide an Allowance in an amount not to exceed $6,000.00 per month for a period of up to five (5) years or 60 months. The Allowance will be paid directly to the mortgage holder or lender and will commence upon close of escrow on your residence in the San Diego area and continue as long as you maintain a mortgage for a property in San Diego and are an active employee with the Company for a period of up to 5 years (60 months). Should your employment with the Company terminate voluntarily or be terminated for “Cause”, the Allowance will cease on your date of termination and will be pro-rated for a partial month.

As with all relocation benefits, please consult your tax specialist to determine the tax consequences of the relocation benefits.

2. The benefits defined in Paragraph 1A & 1B above must be used within 365 days of Candidate’s commencement of employment with the Company.

3. In the event that within twenty four (24) months from the first day of employment (1) Candidate is discharged by the Company “for cause” or (2) Candidate voluntarily leaves the employment of the Company without the Company’s express written consent (with such written consent to be signed by an officer of Biosite), Candidate promises to pay to the order of Biosite Inc., 9975 Summers Ridge Road; San Diego, CA 92121, the amount defined below as an “Early Departure Liability.” Such payment shall be in lawful money of the United States, and shall be made in one payment on or before the date on which Candidate’s employment with the Company terminates.

4. The Early Departure Liability shall be equal to the total amount disbursed under Paragraph 1A and 1B above. Upon completion of twenty-four full months of employment, this Early Departure Liability shall be zero and all obligations on the part of the Candidate to reimburse the Company for any portion of the Relocation Package shall end.

5. In addition to the above promise to pay, Candidate hereby authorizes the Company to deduct, to the extent permitted by the law, the Early Departure Liability or a portion thereof from any wages or vacation pay that might be owing to Candidate at the termination of Candidate’s employment. In the event that the amount so deducted from Candidate’s wages is insufficient to pay the entire balance of the Liability, Candidate hereby promises to pay that amount of the Liability remaining after such deduction has been made in lawful money of the United States in one payment on or before the date on which Candidate’s employment with the Company terminates.

6. Candidate further agrees that the failure of the Company to deduct the Early Departure Liability, or any portion thereof, from all or a portion of the wages due and owing to Candidate at the date of Candidate’s termination shall not constitute a waiver of the Company’s right to enforce the terms of this Agreement at law or in equity.

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7. General Provisions.

7.1    Modification/No Waiver. No modification, amendment or discharge of this Agreement shall be valid unless the same is in writing and signed by all parties hereto. Failure of any party at any time to enforce any provisions of this Agreement or any rights or to exercise any election shall in no way be considered to be a waiver of such provisions, rights or elections and shall in no way effect the validity of this Agreement. The exercise by any party of any of its rights or any of its elections under this Agreement shall not preclude or prejudice such party from exercising the same or any other right it may have under this Agreement irrespective of any previous action taken.

7.2    Notice. Any notice to be given to the Biosite under the terms of this Agreement shall be addressed to Biosite, to the attention of the Board of Directors, at the address of its executive office set forth above. Any notice to be given to Candidate shall be addressed to him at the residence address set forth below, or such other address as the Company and/or Candidate may hereafter designate in writing to the other. Any notice shall be deemed duly given when personally delivered or five (5) days after deposit in U.S. mail by registered or certified mail, postage prepaid, as provided herein.

7.3    Severability. Should any one or more of the provisions of this Agreement or of any agreement entered into pursuant to this Agreement be determined to be illegal or unenforceable, then such illegal or unenforceable provision shall be modified by the proper court or arbitrator to the extent necessary and possible to make such provision enforceable, and such modified provision and all other provisions of this Agreement and of each other agreement entered into pursuant to this Agreement shall be given effect separately from the provision or portion thereof determined to be illegal or unenforceable and shall not be affected thereby.

7.4    Successors and Assigns. Neither Candidate nor the Company may assign this Agreement without the prior written consent of the other. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company, and Candidate’s rights under this Agreement shall inure to the benefit of and be binding upon his heirs and executors.

7.5    Entire Agreement. This Agreement and the Employment Agreement between Candidate and the Company of even date herewith supersede all prior agreements and understandings between the parties, oral or written, including, without limitation, the Company’s written offer of employment to Candidate dated September 19, 2005 and revised on September 28, 2005. No modification, termination or attempted waiver shall be valid unless in writing, signed by the party against whom such modification, termination or waiver is sought to be enforced.

7.6    Choice of Law. This Agreement shall be governed by and interpreted and constructed in accordance with the internal laws of the State of California, without regard to principles of conflict of laws, and shall be binding upon the parties hereto in the United States and worldwide.

7.7    Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. This Agreement may be executed by facsimile with original signatures to follow.

Biosite Inc.:

By:	/s/ Suzanne C. Zoumaras	Name:	Suzanne C. Zoumaras

Title:	Head of Worldwide Human Resources

Candidate:

/s/ Robert B. Anacone		September 29, 2005
Signature		Date

Robert Anacone		Address

Page 2 of 2	September 19, 2005

Relocation Expense Guidelines

September 19, 2005

Robert Anacone

Section A: Expenses directly paid by Biosite—typically not taxable to the Candidate/Employee*

•	Transportation: the cost of one-way transportation for employee, spouse, dependent children, and live-in dependent relatives from old location to new location.
a.	If flying, Biosite will pay for one-way coach airfare
b.	If driving, Biosite will reimburse mileage at a rate of $.15 per mile. Note that the IRS considers transportation costs up to $.15 per mile (plus tolls) or the actual cost of gas, excludible from your income.
•

Lodging: if your final trip move includes an overnight stay, Biosite will reimburse you for actual and reasonable costs for lodging and meals not to exceed $300.00 per family or $175.00 single per day. Note: the IRS considers lodging excludible from income, however, meals, are not excludible and any amounts reimbursed for meals will be included in your income.

•	Household goods movement: regular packing, loading, transporting, delivery, unpacking and insurance (up to $100,000) for all normal household goods.
•	Animals: reimbursed up to $150.00 per animal for air transport (only if impossible to transport by automobile during final move).
•	Storage: storage will be provided for a period not to exceed 30 days from the date of delivery. Final delivery, if within 180 days of the beginning of storage, is included in this benefit.
•	Automobiles: if final move is not via automobile, Biosite will transport up to two personal automobiles.

Items that will not be shipped at Biosite’s expense include, but are not limited to, the following:

•	Food and perishables, including wine collections
•	Collections—expensive or priceless art or other collectibles
•	Recreational motor vehicles, boats over 13.9 ft., or airplanes
•	Firewood
•	Building Material
•	Outdoor live plants
•	Swimming pools, hot tubs
•	Large machinery
•	Ammunition
•	Outbuildings, storage sheds, greenhouses, farm equipment, fountains
•	Satellite dishes in excess of 24”

Section B: Lump-Sum Reimbursable Moving Expenses—typically taxable to the Candidate/Employee*

These are expenses that may be submitted for reimbursement against the lump-sum relocation budget.

Home Purchase Expenses:

•	Abstract/Title Search Documentary
•	Commitment/Application Fee
•	Assumption Fee
•	Credit Report
•	Escrow Fees
•	Loan Processing Fee
•	Document Preparation and Notary Fees
•	Recording Fee—Deed
•	Appraisal Fee
•	Flood Certificate Fee
•	Title Examination
•	Title Insurance (only if mandated by state or local law)
•	Transfer Fee (Purchaser’s Share)
•	Settlement/Closing Fees

Home Sale Expenses: Expenses (title must be in the employee’s or employee’s and spouses name)

•	Real Estate Broker’s Commission (not to exceed 6%)
•	Recording Fees
•	Deed Preparation
•	Termite Inspection
•	Title Insurance
•	Escrow or Abstract Feed
•	Attorney’s Closing Fees

Miscellaneous Expenses:

•	Auto Rental (necessary for home finding or temporary living) – up to one month
•	Temporary living/lodging—for not more than three (3) months
•	Travel to and from current location—for not more than three (3) months after start date
•	Automobile registration (if moving from outside the state)
•	Boarding of pets—up to one month
•	Cable TV hook-up
•	Telephone installation—normal and customary installation only
•	Special utility hook-ups
•	Lease Cancellation Fee (must be agreed to in writing between candidate and Biosite)

* The information contained in this document is general and should not be relied upon as tax advice. Biosite recommends that all employees consult a tax advisor for information regarding how relocation expenses and reimbursements will affect their specific tax situation.